Final Term Sheet

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated June 22, 2015

Prospectus dated August 21, 2013

Registration No. 333-190361

CoBiz Financial Inc.

$60,000,000

5.625% Fixed to Floating Rate Subordinated Notes due 2030

Final Term Sheet

June 22, 2015

Issuer:	CoBiz Financial Inc.
Security Type:	5.625% Fixed to Floating Rate Subordinated Notes due 2030
Security Ratings:*	BBB (Kroll)
Principal Amount:	$60,000,000
Pricing Date:	June 22, 2015
Settlement Date:	June 25, 2015 (T+3)
Stated Maturity Date:	June 25, 2030
Interest Payment Dates:

Each June 25 and December 25, commencing December 25, 2015, through June 25, 2025, and thereafter March 25, June 25, September 25 and December 25 of each year through the Stated Maturity Date, unless in any case previously redeemed

Interest Rate:

Unless previously redeemed, the notes will bear interest (i) from, and including, the settlement date to, but excluding, June 25, 2025, at a fixed rate equal to 5.625% per year and (ii) from, and including, June 25, 2025, at an annual floating rate equal to three-month LIBOR, as determined quarterly on the determination date for the applicable interest period, plus 317 basis points (3.17%).

Price to Public:	100% of Principal Amount
Underwriting Discount:	1.25% of Principal Amount
Net Proceeds to Issuer (after underwriting discount, but before expenses):	$59,250,000
Optional Redemption; Redemption Upon Special Events:

Subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required, we may, at our option, beginning with the interest payment date of June 25, 2025 and on any interest payment date thereafter, redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

In addition, subject to obtaining the prior approval of the Federal Reserve, to the extent such approval is then required, we may, at our option, redeem the notes in whole but not in part upon the occurrence of (1) a “Tax Event,” (2) a “Tier 2 Capital Event” or (3) a “1940 Act Event,” in each case, at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Subordination:	The notes will be subordinate in right of payment to all senior indebtedness of the Company as described in the preliminary prospectus supplement and the accompanying prospectus.
CUSIP / ISIN:	190897 AA6 / US190897AA60
Book-Running Managers:	J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc., A Stifel Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Keefe, Bruyette & Woods, Inc. toll-free at (800) 966-1559.